Exhibit (a)(1)(X)
STOCK OPTION CONFIRMING MEMORANDUM
GRANT OF NON-QUALIFIED STOCK OPTION
Private & Confidential (Addressee Only)
Employee Name
Division:
Location:
We are pleased to advise you that you have been granted an option to purchase __________ shares of Analog Devices, Inc. Common Stock on the terms and conditions set forth below and in the France Optionee Addendum attached hereto (the “Option”). The grant of this Option reflects Analog’s confidence in your commitment and contributions to the success and continued growth of Analog Devices, Inc. (the “Company”).
          GRANT OF OPTION: This memorandum confirms that, subject to the terms and conditions of the Analog Devices, Inc. 2006 Stock Incentive Plan (the “Plan”), the Company has granted to you (the “Optionee”), effective on the Date of Grant set forth below, an option to purchase shares of the Company’s Common Stock (the “Option Shares”) as follows:

Date of Grant:	September ____, 2009
Number of Option Shares Granted:	Determined Based on Exchange Ratio
Option Exercise Price Per Share:	Closing Market Price on Grant Date
ALL TERMS NOT DEFINED HEREIN SHALL HAVE THE MEANINGS ASSIGNED TO SUCH TERMS IN THE PLAN.
          EXERCISE OF OPTION: The Option is exercisable as detailed on the election form.
The right of exercise is cumulative, so that if the Option is not exercised to the maximum extent permissible during any period, it is exercisable, in whole or in part, with respect to all shares not so purchased at any time during any subsequent period prior to the expiration or termination of the Option.
          TERM OF OPTION; TERMINATION OF EMPLOYMENT:
1.	The term of the Option is nine years six months (9.5) years after the Date of Grant, subject, however, to the early termination provisions set forth herein.

2.	Except as otherwise provided herein, the Option shall be exercisable by the Optionee (or his/her successor in interest) following the termination of the Optionee’s employment only to the extent that the Option was exercisable on or prior to the date of such termination.

3.	The Option shall terminate on the date the Optionee voluntarily terminates employment with the Company or one of its subsidiaries (except by reason of retirement after attaining age 60 as provided below) or on the date his/her employment is terminated by the Company or one of its subsidiaries without “Cause” (as defined in paragraph 4), but any Option Shares that are exercisable on the date of such termination shall continue to be exercisable for a period of three (3) months following such termination date.

4.	The Option shall terminate on the date the Optionee’s employment with the Company or one of its subsidiaries is terminated by the Company or one of its subsidiaries for “Cause”, and all Option Shares that are then exercisable shall forthwith cease to be exercisable. “Cause” for this purpose means unsatisfactory job performance (as determined by the Company), willful misconduct, fraud, gross negligence, disobedience or dishonesty.

5.	Notwithstanding Section 1, upon the death of the Optionee while he/she is an employee of the Company or one of its subsidiaries, the Option shall become exercisable in full on the date of death and shall continue to be exercisable (by the Optionee’s successor in interest) for a period six (6) months from the date of the Optionee’s death and immediately thereafter, the Option (to the extent unexercised) shall terminate.

6.	If the Optionee’s employment with the Company or one of its subsidiaries terminates by reason of the retirement of the Optionee after attaining age 60, the Option shall terminate on the date of such retirement, but any Option Shares that are exercisable on the date of such retirement shall continue to be exercisable over the remaining term of the Option; provided that all then-exercisable Option Shares held by such Optionee shall immediately cease to be exercisable in the event that such Optionee becomes an employee of any competitor of the Company or one of its subsidiaries (as determined in the sole discretion of the Company).

7.	If the employment of the Optionee terminates due to disability (as determined by the Company), the Option Shares that are not exercisable as of the date of disability shall become exercisable on the date or dates (over the remaining term of the Option) that they otherwise would have become exercisable if the Optionee’s employment had not been terminated due to disability. Any Option Shares that are exercisable upon disability prior to giving effect to this provision shall continue to be exercisable over the remaining term of the Option.
As used herein, the terms “employment” and “employee” shall mean and include any one of the following relationships with the Company or one of its subsidiaries: director, employee, consultant or advisor.
          PAYMENT OF PURCHASE PRICE: The following payment methods may be used to purchase Option Shares:
1.	A cashless exercise in a manner described in the Plan.

2.	Cash or check payable to the Company.

3.	Delivery by the Optionee of shares of Common Stock of the Company that have been owned by the Optionee for at least six months and subject to such other terms and conditions contained in the Plan.

4.	Any combination of the above methods.
          NON-TRANSFERABILITY OF OPTION: Except as provided by will or the laws of descent and distribution, this Option is personal and no rights granted hereunder shall be transferred, assigned, pledged, or hypothecated in any way (whether by operation of law or otherwise), nor shall any such rights be subject to execution, attachment or similar process.
          ADJUSTMENT: This Option is subject to adjustment (including with respect to vesting of the Option Shares) upon certain changes in the Company’s common stock and certain other events, including a Change in Control Event or a Reorganization Event, as provided in Section 11 of the Plan.
          WITHHOLDING TAXES: As a condition to the issuance of shares upon exercise of the Option, the Optionee shall pay to the Company, or make provision satisfactory to the Company for payment of, an amount sufficient to satisfy federal, state and local withholding tax requirements.
A copy of the Plan prospectus is available on the Company’s Intranet at www.analog.com/employee (from Signals home page, click Knowledge Centers, HR, Employee Stock Programs. The related documents can be found in the right-hand column). If you are unable to access this information via the Intranet, ADI’s or your regional stock plan administrator can provide you with copies.

Ray Stata	Jerald G. Fishman
Chairman of the Board	President & Chief Executive Officer

ANALOG DEVICES, INC. 2006 STOCK INCENTIVE PLAN
STOCK OPTION CONFIRMING MEMORANDUM ADDENDUM — France
Options may be granted under this addendum to Participants for the time being based in France as follows:
1.	Notwithstanding any other provision of the ANALOG DEVICES, INC. 2006 Stock Incentive Plan, options granted to any Eligible employee who is an Officer, a Director, a Consultant or an Advisor and who does not have a work contract will not be deemed to have been granted pursuant to this Addendum.

2.	Notwithstanding any other provision of the ANALOG DEVICES, INC. 2006 Stock Incentive Plan, options granted to any Eligible employee who is holding shares representing 10% or more of ANALOG DEVICES, Inc.’s capital will not be deemed to have been granted pursuant to this Addendum.

3.	Notwithstanding any other provision of the ANALOG DEVICES, INC. 2006 Stock Incentive Plan, any option whose exercise price at the time of the grant of the option is less than 80% of the average of the market value of a share on the 20 daily sessions preceding the related date of grant rounded up or 80% of the average purchase price of these shares by ANALOG DEVICES, INC. shall not be deemed to have been granted under this Addendum.

4.	Notwithstanding any other provision of the ANALOG DEVICES, INC. 2006 Stock Incentive Plan, the maximum delay to grant options in case of options relating to newly-issued shares is 5 years after the ANALOG DEVICES, INC. shareholders meeting for issuance.

5.	Notwithstanding any other provision of the ANALOG DEVICES, INC. 2006 Stock Incentive Plan, the option price is intangible and shall be adjusted only upon the occurrence of the events specified under July 24, 1966 corporate law (section 208-5) in accordance with French law.

6.	Notwithstanding any other provision of the ANALOG DEVICES, INC. 2006 Stock Incentive Plan, the number of options offered through the stock option plan cannot exceed one third of the company’s capital.

7.	Notwithstanding any other provision of the ANALOG DEVICES, INC. 2006 Stock Incentive Plan, the Board of Directors cannot impose to the employees to keep the shares for more than 3 years after the exercise date.

8.	Notwithstanding any other provision of the ANALOG DEVICES, INC. 2006 Stock Incentive Plan, in case of any retroactive adjustment or amendment of the current French law (tax, social and corporate law) applicable to stock options already granted under the Plan, the Company will amend the calendar of the Exercise/Vesting schedule of the options and/or the provisions concerning restriction on sale or transfer of shares acquired as a result of the exercise of the options, in order to ensure that the Company or the French subsidiary will not have to bear any tax and/or social contributions cost as regards to the exercise of options and the sale of stock acquired as a result of the exercise of options.